Exhibit 99.3

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company
Till Capital Ltd. (the “Company” or “Till”) 25 Church Street Hamilton HM12 Bermuda

Item 2	Date of Material Change
August 17, 2015
Item 3	News Release
The news release was disseminated on August 18, 2015 through Nasdaq GlobeNewswire.
Item 4	Summary of Material Change
The Company announced that Directors William Harris and Thomas Skimming have resigned from the Board of Directors effective immediately.
Item 5	Full Description of Material Change
5.1 Full Description of Material Change
The Company announced that Directors William Harris and Thomas Skimming have resigned from the Board of Directors effective immediately.

The Company is endeavoring to replace the board vacancies prior to its Annual General Meeting (AGM), currently scheduled for October 15, 2015. Details of the Company’s AGM can be found on the Company’s web site.

5.2 Disclosure for Restructuring Transactions
Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.
Item 7	Omitted Information
Not applicable.
Item 8	Executive Officer
For further information, contact:
William M. Sheriff, Chairman Telephone: (208) 635-5415
Item 9	Date of Report
Dated August 31, 2015.